UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

SYNUTRA INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, Par Value US$0.0001 Per Share

(Title of Class of Securities)

87164C 10 2

(CUSIP Number)

Liang Zhang

103 Dong Lu Yuan

Tongzhou District, Beijing 101101

People’s Republic of China

+86 10 5801 6800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 10, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87164C 10 2	13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Beams Power Investment Limited – N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.50%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 87164C 10 2	13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liang Zhang – N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARE S BNEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.50%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 87164C 10 2	13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Xiuqing Meng – N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒

3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 36,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 36,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.50%
14	TYPE OF REPORTING PERSON IN

Introductory Note

This Amendment No. 5 to Schedule 13D amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on July 25, 2005, as previously amended and supplemented by amendments to Schedule 13D filed on January 11, 2008, April 30, 2008, January 15, 2016 and February 1, 2016 (as so amended, the “Original Schedule 13D”), jointly by Beams Power Investment Limited (“Beams”), Mr. Liang Zhang (“Mr. Zhang”) and Ms. Xiuqing Meng (“Ms. Meng”, and together with Beams and Mr. Zhang, the “Reporting Persons”).

This Amendment No. 5 is being filed because the Reporting Persons entered into a Note Purchase Agreement, dated March 2, 2016, with FNOF Sharing Economy Limited, a limited liability company organized and existing under the laws of the British Virgin Islands (“FNOF”), pursuant to which Beams will issue to FNOF a convertible exchangeable note in the principal amount of US$60 million.

Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein have meanings as assigned thereto in the Original Schedule 13D unless defined herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

“On March 2, 2016, the Reporting Persons and FNOF Sharing Economy Limited, a limited liability company organized and existing under the laws of the British Virgin Islands (“FNOF”) entered into a note purchase agreement (the “NPA”), pursuant to which Beams agreed to sell and FNOF agreed to purchase a convertible exchangeable note in a principal amount of US$60 million (the “2016 Note”). The Note will be guaranteed by Ms. Meng and Mr. Zhang in favor of FNOF (the “Guarantee”) and will be secured by (a) a deed of share charge granted by Ms. Meng in respect of all ordinary shares of Beams in favor of FNOF (the “Beams Share Charge”) and (b) a pledge agreement in respect of all shares of common stock in the capital of the Issuer (the “Listco Shares”) held by Beams in favor of FNOF (the “Listco Share Pledge”). The Reporting Persons and FNOF will also enter into a securities holders’ agreement concurrently with the issuance of the 2016 Note (the “Securities Holders’ Agreement”).

Terms of the Note Purchase Agreement

Pursuant to the NPA, FNOF agreed to purchase from Beams and Beams agreed to sell and issue the 2016 Note.  Beams is required under the NPA to apply all of the proceeds from the issuance of the 2016 Note to repay outstanding amounts owing under a facility agreement entered into between Beams as borrower, Deutsche Bank AG, Hong Kong Branch as facility agent and other parties on February 21, 2014. The NPA may be terminated by FNOF prior to the completion of the purchase of the 2016 Note if, among others, any conditions precedent to obligations of FNOF listed in the NPA has not been fulfilled or waived on or prior to the date that is two months after March 18, 2016, the target completion date.

Terms of the 2016 Note

The 2016 Note will mature on the third anniversary of its original date of issuance (the “Maturity Date”). It will bear an annual interest of 10.0% prior to the completion of an acquisition by Beams of all the Listco Shares not owned by Beams (a “Going Private Transaction”), payable by Beams on a quarterly basis from the original date of issuance of the 2016 Note, to but excluding the date on which the entire principal amount of the 2016 Note has been redeemed, converted or exchanged in accordance with the terms of the 2016 Note. On and after the completion of a Going Private Transaction, the 2016 Note will cease to accrue interest.

The 2016 Note, subject to other terms and conditions provided therein, will be (i) convertible into ordinary shares of Beams in accordance with the formulas set forth in the 2016 Note after completion of a Going Private Transaction and on or prior to the Maturity Date, or (ii) convertible into ordinary shares of Beams on the Maturity

Date if a Going Private Transaction has not been completed by the Maturity Date, or (iii) exchangeable into Listco Shares on the Maturity Date if a Going Private Transaction has not been completed by the Maturity Date at an exchange price of US$5.91 minus any cash dividends declared prior to the transfer of such Listco Shares to FNOF, subject to further adjustment in accordance with the terms of the 2016 Note. If there is any principal amount of the 2016 Note outstanding on the Maturity Date (not including any principal amount in respect of which FNOF has exercised its right to convert or exchange), Beams will be required to redeem them by paying the outstanding principal thereof plus an amount that would yield an internal rate of return of 18.0% on such principal amount.

Terms of the Guarantee and Security Documents for the Note

Pursuant to the Guarantee, both of Ms. Meng and Mr. Zhang will irrevocably and unconditionally guarantee the punctual payment and due performance of all obligations incurred by each Reporting Person in connection with the NPA, the 2016 Note and the other transaction documents (collectively, the “Transaction Documents”). If any Reporting Person does not pay or perform any of its obligations that become due, any of Ms. Meng and Mr. Zhang shall within five business days of demand do so as if he/she were the principal obligor.

Pursuant to the Beams Share Charge, Ms. Meng will charge by way of first fixed equitable charge all of the ordinary shares issued by Beams and owned by Ms. Meng as security for the full and punctual performance of all present and future obligations and liabilities of any Reporting Person to FNOF under the Transaction Documents.  The charge will become enforceable upon an Event of Default (as defined in the 2016 Note) that has occurred and is continuing and shall be released only upon the due payment or satisfaction in full of the secured obligations thereunder or with the consent of FNOF.

Pursuant to the Listco Share Pledge, Beams will pledge all shares, securities and other ownership interests in the Issuer now or thereafter owned by Beams as collateral security for the prompt payment and due performance of all obligations and liabilities of any Reporting Person under the Transaction Documents. Subject to certain limitations, Beams will be entitled to exercise the voting and other consent rights pertaining to the pledged Listco Shares until the occurrence of an Event of Default that is continuing, following which such rights shall become vested in FNOF upon written request from FNOF to Beams.  The Listco Share Pledge shall remain in force until the irrevocable and indefeasible payment in full of all secured obligations thereunder.

Terms of the Securities Holders’ Agreement

Pursuant to the Securities Holders’ Agreement, both of Ms. Meng and Mr. Zhang will agree to certain restrictions on the transfer of their Beams shares as well as be subject to a right of first refusal and right of first sale for the benefit of FNOF. FNOF will also have a preemptive right on issuances of new Beams shares. Upon the earlier of the consummation of a Going Private Transaction and December 31, 2016, FNOF will be entitled to appoint one director to the Beams board of directors, have veto rights over certain reserved matters and have certain information, inspection and other rights. If the 2016 Note is converted into ordinary shares of Beams, FNOF will have the right to require both of Ms. Meng and Mr. Zhang to purchase all or a portion of the ordinary shares of Beams that it holds at an internal rate of return of 15.0% upon the occurrence of certain default-type events and FNOF will be entitled to a liquidation preference over other shareholders of Beams upon the occurrence of certain liquidation-type events.

The descriptions of the NPA, and the forms of the 2016 Note, the Guarantee, the Beams Share Charge, the Listco Share Pledge and the Security Holders’ Agreement which are included as exhibits in the NPA, in this Item 6 are qualified in their entirety by reference to the complete texts of the such documents, as applicable, which have been filed as Exhibit 99.3 to this statement, respectively, and which are incorporated herein by reference in their entirety.”

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

“Exhibit 99.3: Note Purchase Agreement, dated March 2, 2016, by and among Beams Power Investment Limited, Ms. Xiuqing Meng, Mr. Liang Zhang and FNOF Sharing Economy Limited.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2016

Beams Power Investment Limited

By:	/s/ Xiuqing Meng
Name: Xiuqing Meng
Title: Director

Liang Zhang

/s/ Liang Zhang

Xiuqing Meng

/s/ Xiuqing Meng

Signature Page to Schedule 13D/A